Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, CA 94301 ________ TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com June 30, 2022

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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Geoff Kruczek
Anne Parker
Division of Corporation Finance
Office of Manufacturing

Re:	ACE Convergence Acquisition Corp.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed June 24, 2022
File No. 001-39406

Ladies and Gentlemen:

On behalf of our client, ACE Convergence Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of the Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy”) related to the above-captioned Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A of the Company, originally filed with the Commission on June 3, 2022, as amended on June 24, 2022 (collectively, the “Extension Proxy”).

The Definitive Proxy reflects certain revisions to the Extension Proxy in response to oral comments from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth summaries of the Staff’s oral comments together with the Company’s responses. Disclosure changes made in response to the Staff’s oral comments have been made in the Definitive Proxy, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Definitive Proxy.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, filed June 24, 2022

Reasons for the Proposal, page 19

1.	The Staff requested additional information about any Company redemption events since its initial public offering, including the percentage of Class A Ordinary Shares that have been redeemed by the Company’s shareholders to date.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the letter to the Company’s shareholders and on page 19 of the Definitive Proxy.

Questions and Answers About the Extraordinary General Meeting

How are the funds in the Trust Account currently being held? page 12

2.	The Staff requested additional clarification with respect to the Company’s decision to move all funds in the Trust Account from being held only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries, to cash.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 12 of the Definitive Proxy.

*       *       *

We thank the Staff for its review of the foregoing and have reflected the foregoing in the Definitive Proxy. I may be contacted at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:	Behrooz Abdi, ACE Convergence Acquisition Corp.